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                          Amendment No.1
                                to
                         ZERO Corporation
                      1994 Stock Option Plan



          This Amendment No. 1 to ZERO Corporation 1994 Stock Option Plan (this "Amendment") is effective as of July 24, 1996.

          WHEREAS, on July 24, 1996 the Board of Directors of ZERO Corporation, a Delaware corporation, adopted and approved an amendment to the ZERO Corporation 1994 Stock Option Plan (the "Plan"), as set forth herein.

          NOW, THEREFORE, the Plan is amended and modified as follows:

          1.   Section 11 is added and reads in its entirety as follows:

     SECTION 11.  VESTING UPON DEATH, PERMANENT DISABILITY OR
                  RETIREMENT OF EMPLOYEES.

          Notwithstanding any provision to the contrary in this Plan or in any grant of an Award hereunder, the provisions set forth in this section shall govern the time at which Awards granted hereunder to Employees shall become exercisable ("vest") in the event of death, Permanent Disability (as hereinafter defined) or Retirement (as hereinafter defined).

          (a) If an Employee ceases to be employed by the Company by reason of such Employee's death or Permanent Disability, then

               (i) all Awards granted hereunder to such Employee that have not vested shall fully vest as of the date of such Employee's death or Permanent Disability, and

               (ii) the Awards granted to such Employee shall terminate upon the earlier of the applicable date of expiration of such Awards, or the first anniversary of the date of such Employee's death or Permanent Disability. "Permanent Disability" shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. An Employee shall not be deemed to have a Permanent Disability until proof of the existence thereof shall have been furnished to the Committee in such form and manner, and at such times, as the Committee may

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          require.  Any determination by the  Committee  that  an  Employee does or does not have a Permanent Disability shall be final and binding upon the Company and such Employee.

          (b) If an employee ceases to be employed by the Company by reason of such employee's retirement at age 55 or older (referred to as "Retirement"), then

               (i) all Awards granted hereunder to such employee that have not vested shall continue to vest at such time and in such manner as originally set forth in the agreement pertaining to the Award, until and including the day immediately preceding the first anniversary of the date of such employee's Retirement, and

               (ii) the Awards granted to such employee, whether or not vested, shall terminate upon the earlier of the applicable date of expiration of such Awards, or the first anniversary of the date of such employee's Retirement.

          2. Except as hereby amended, the Plan remains unmodified and in full force and effect.